SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE	RRYAN@SIDLEY.COM +1 212 839 5931

March 25, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Outset Medical, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Outset Medical, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by the Company, and by certain stockholders, of shares of the Company’s common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company will publicly file its Registration Statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at (212) 839-5931 with any questions you may have regarding this confidential submission.

Very truly yours,
/s/ Robert A. Ryan
Robert A. Ryan

cc:	Leslie Trigg, President, Chief Executive Officer and Director
John L. Brottem, General Counsel
Rebecca Chambers, Chief Financial Officer
Frank F. Rahmani, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP
Salvatore Vanchieri Jr., Latham & Watkins LLP

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.